

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, April 24, 2003, Series 2003- BC2

~~333-101101~~
333-37539

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By:/s/ Celia Coulter
Name: Celia Coulter
Title: Vice President

Dated: April 24, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$400,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2003-BC2


Countrywide

HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Term Sheet *Date Prepared: March 6, 2003*

$400,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC2

Class [1][2]	Principal Balance [3]	WAL Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A-1	100,000,000			Not Offered		Floating Rate Senior
2-A-1	341,250,000	2.37 / 2.60	1-81 / 1-186	AAA/Aaa	June 2033	Floating Rate Senior
M-1	23,750,000	4.64 / 5.08	39-81 / 39-138	AA+/Aa2	March 2033	Floating Rate Mezzanine
M-2	18,750,000	4.58 / 4.93	38-81 / 38-122	AA/A2	February 2033	Floating Rate Mezzanine
M-3	8,750,000	4.56 / 4.71	37-81 / 37-100	A/Baa1	October 2032	Floating Rate Mezzanine
B-1	7,500,000	4.24 / 4.24	37-81 / 37-81	BBB/Baa2	March 2032	Floating Rate Subordinate
C	N/A			Not Offered		
Total:	**$500,000,000**					

(1) *The Class 1-A-1Certificates and Class 2-A-1 Certificates (together, the "Senior Certificates") are backed primarily by the cashflows from the Group 1 Mortgage Loans and Group 2 Mortgage Loans, respectively. Under certain conditions primarily relating to losses, as described under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2, Class M-3 and Class B-1 Certificates are backed primarily by the cashflows from all of the Mortgage Loans.*
(2) *The margins on the Senior Certificates double and the respective margins on the Class M-1, Class M-2, Class M-3 and Class B-1 Certificates are equal to 1.5x the related original margin after the Clean-up Call date.*
(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(4) *See "Pricing Prepayment Speed" below.*
(5) *Rating Agency Contacts: Kanika Bansal, Standard & Poors, 212.438.1292; Candice Nonas, Moody's, 212.553.4087.*

Trust: Asset-Backed Certificates, Series 2003-BC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class 2-A-1 Certificates (together with the Class 1-A-1 Certificates, which are not being offered hereby, the "***Senior Certificates***") and (ii) Class M-1, Class M-2, Class M-3 and Class B-1 Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class 1-A-1, Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of April 1, 2003.

Cut-off Date:	As to any Mortgage Loan, the later of (i) April 1, 2003 and (ii) the origination date of such Mortgage Loan.
Expected Pricing Date:	March [7], 2003.
Expected Closing Date:	April [29], 2003.
Expected Settlement Date:	April [29], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in May 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class 2-A-1 and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class M-3 and Class B-1 Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter) and 30% CPR for the Adjustable Rate Mortgage Loans.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $499,999,644 of which: (i) approximately $96,318,951 and $16,994,231, respectively, were adjustable and fixed rate Mortgage Loans made to borrowers with blemished credit histories which conform to agency guidelines (the "***Group 1 Mortgage Loans***") and (ii) approximately $296,765,139 and $89,921,323, respectively, were adjustable and fixed rate Mortgage Loans made to borrowers with blemished credit histories with original balances which may or may not conform to agency guidelines (the "***Group 2 Mortgage Loans***"). (The Group 1 Mortgage Loans, together with the Group 2 Mortgage Loans: the "***Mortgage Loans***" and the aggregate of the fixed rate mortgage loans or

the adjustable rate mortgage loans, respectively, the ***"Fixed Rate Mortgage Loans"*** and the ***"Adjustable Rate Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under either the MGIC Policy or Radian Policy, as described below, the MGIC premium rate or Radian premium rate, as applicable (such sum, the ***"Expense Fee Rate"***).

Maximum Rate: The ***"Maximum Rate"*** will be approximately [13.875]%, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Cap: The ***"Net Rate Cap"*** is generally equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract: The Trust will include a one-month LIBOR cap contract (the ***"Cap Contract"***) for the benefit of the Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $106,915,554 (the ***"Cap Contract"***), and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 5.90% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Certificates any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	**S&P/ Moody's**	**Pre-Stepdown Subordination (after initial O/C target is reached)** (1)
Senior Certificates	AAA/Aaa	12.75%
Class M-1	AA+/Aa2	8.00%
Class M-2	AA/A2	4.25%
Class M-3	A/Baa1	2.50%
Class B-1	BBB/Baa2	1.00%

(1) Does not include any credit for Mortgage Insurance or Excess Interest.

1. Subordination. The Class B-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Class M-1 Certificates, the Class M-2 Certificates and Class M-3



Certificates. The Class M-3 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Class M-1 Certificates and the Class M-2 Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. *"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

4. Mortgage Insurance. It is expected that substantially all of the Mortgage Loans with loan-to-value ratios greater than 85% at origination will be covered by a private mortgage insurance policy issued by a nationally recognized private mortgage insurer with a claims paying ability rated at least AA. For each of these Mortgage Loans the private mortgage insurer will provide insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Overcollateralization Target:

Prior to the Stepdown Date, or if a Trigger Event (as described below) has occurred, 1.00% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, 2.00% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as will be established by the rating agencies based on delinquencies and cumulative losses) has occurred on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Delinquency Trigger Event:

With respect to the Certificates, a ***"Delinquency Trigger Event"*** will occur if the product of (a) 1.80 and (b) the 60+ day delinquency percentage for the outstanding Mortgage Loans in the related loan group equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event:

With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
May 2006 – April 2007..............	2.50%
May 2007 – April 2008..............	4.00%
May 2008 – April 2009..............	5.25%
May 2009 – and thereafter...........	6.00%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in May 2006

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 74.50% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the MGIC Policy or Radian Policy) not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) from interest funds related to Loan Group 1 and Loan Group 2, respectively, current and unpaid interest to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, then (b) from interest funds related to all the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3 and Class B-1 Certificates;
2) Principal funds sequentially, as follows: (a) concurrently, from principal funds related to Loan Group 1 and Loan Group 2, respectively, to the Class 1-A-1 and Class 2-A-1 Certificates, respectively, then (b) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3 and Class B-1 Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Certificates to build or maintain O/C, as described under "Overcollateralization Target,"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3 and Class B-1 Certificates.
5) Any remaining Excess Cashflow to pay Net Rate Carryover, pro rata, to the Certificates, to the extent not covered by the Cap Contract.
6) To the Class C Certificates, any remaining amounts.

Proceeds received on the Cap Contract will be deposited into a carryover reserve fund and used to pay Net Rate Carryover on the Offered Certificates, pro rata, based on the then current beginning Certificate balance of each Offered Certificate with outstanding Net Rate Carryover amounts. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the Seller and will not be available for payments on the Certificates thereafter.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2, Class M-3 and Class B-1 Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one group of Senior Certificates are retired prior to the other, 100%

of the principal collections on the Mortgage Loans will be paid to the still outstanding Class of Senior Certificates until they are retired. Generally, the Senior Certificates will only receive principal from the related Loan Group, however, under certain delinquency, prepayment and loss scenarios (as more fully described in the prospectus supplement), principal from the Loan Group 1 Mortgage Loans may be used to pay the Class 2-A-1 Certificates, and principal from the Loan Group 2 Mortgage Loans may be used to pay the Class 1-A-1 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A-1 and Class 2-A-1 Certificates will have 25.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 16.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 8.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 5.00% Subordination and (v) fifth, to the Class B-1 Certificates, such that the Class B-1 Certificates will have 2.00% Subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]



Discount Margin Tables (%)

Class 2-A-1 (To Call)

Margin 0.320%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	18.68	3.05	2.37	1.88	1.34
MDUR (yr)	15.76	2.94	2.30	1.84	1.32
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Sep31	Nov11	Jan10	Oct08	Jun07

Class 2-A-1 (To Maturity)

Margin 0.320%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	34	35	35	35
WAL (yr)	18.73	3.33	2.60	2.07	1.48
MDUR (yr)	15.80	3.18	2.51	2.01	1.46
First Prin Pay	May03	May03	May03	May03	May03
Last Prin Pay	Dec32	Jul22	Oct18	Feb16	Mar13

Class M-1 (To Call)

Margin 0.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	25.98	5.63	4.64	4.16	4.05
MDUR (yr)	20.20	5.31	4.43	4.01	3.91
First Prin Pay	Jan25	May06	Jul06	Sep06	Jan07
Last Prin Pay	Sep31	Nov11	Jan10	Oct08	Jun07

Class M-1 (To Maturity)

Margin 0.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.10	6.19	5.08	4.52	4.40
MDUR (yr)	20.27	5.76	4.81	4.32	4.22
First Prin Pay	Jan25	May06	Jul06	Sep06	Jan07
Last Prin Pay	Sep32	Oct17	Oct14	Sep12	Jun10

Class M-2 (To Call)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.98	5.62	4.58	4.02	3.67
MDUR (yr)	17.88	5.11	4.25	3.78	3.48
First Prin Pay	Jan25	May06	Jun06	Jul06	Aug06
Last Prin Pay	Sep31	Nov11	Jan10	Oct08	Jun07

Class M-2 (To Maturity)

Margin	1.700%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	175	175	175	174
WAL (yr)	26.09	6.05	4.93	4.30	3.89
MDUR (yr)	17.93	5.44	4.53	4.00	3.66
First Prin Pay	Jan25	May06	Jun06	Jul06	Aug06
Last Prin Pay	Aug32	Feb16	Jun13	Jul11	Aug09

Class M-3 (To Call)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	275	275	275	275
WAL (yr)	25.98	5.62	4.56	3.95	3.50
MDUR (yr)	15.83	4.93	4.10	3.62	3.24
First Prin Pay	Jan25	May06	May06	Jun06	Jun06
Last Prin Pay	Sep31	Nov11	Jan10	Oct08	Jun07

Class M-3 (To Maturity)

Margin	2.750%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	278	278	278	278
WAL (yr)	26.04	5.81	4.71	4.07	3.59
MDUR (yr)	15.85	5.06	4.21	3.71	3.32
First Prin Pay	Jan25	May06	May06	Jun06	Jun06
Last Prin Pay	Apr32	Nov13	Aug11	Jan10	Jun08

Class B-1 (To Call)

Margin	3.500%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.78	5.24	4.24	3.67	3.25
MDUR (yr)	14.52	4.54	3.78	3.32	2.98
First Prin Pay	Jan25	May06	May06	May06	May06
Last Prin Pay	Sep31	Nov11	Jan10	Oct08	Jun07

Class B-1 (To Maturity)

Margin	3.500%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.78	5.24	4.24	3.67	3.25
MDUR (yr)	14.52	4.54	3.78	3.32	2.98
First Prin Pay	Jan25	May06	May06	May06	May06
Last Prin Pay	Sep31	Nov11	Jan10	Oct08	Jun07

[Available Funds Schedule and Collateral Tables to Follow]



Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.500	8.661
2	6.290	7.471
3	6.500	7.698
4	6.290	7.505
5	6.290	7.520
6	6.500	7.744
7	6.290	7.548
8	6.500	7.772
9	6.290	7.577
10	6.290	7.591
11	6.724	8.040
12	6.290	7.620
13	6.500	7.845
14	6.290	7.650
15	6.500	7.875
16	6.290	7.681
17	6.290	7.696
18	6.500	7.922
19	6.290	7.728
20	6.500	7.954
21	6.564	8.618
22	6.563	8.625
23	7.266	9.461
24	6.562	8.640
25	6.780	8.905
26	6.561	8.654
27	6.779	9.356
28	6.560	9.084
29	6.559	9.089
30	6.777	9.371
31	6.558	9.099
32	6.776	9.381
33	6.577	10.043
34	6.576	10.047
35	7.280	10.950
36	6.575	9.967
37	6.793	10.276
38	6.574	9.973
39	6.792	10.586
40	6.572	10.249
41	6.572	10.245
42	6.790	10.572
43	6.570	10.236
44	6.789	10.563
45	6.569	10.619
46	6.568	10.614
47	7.272	11.715
48	6.567	10.604
49	6.785	10.943
50	6.566	10.594
51	6.784	11.184
52	6.565	10.828
53	6.564	10.822
54	6.782	11.167
55	6.563	10.811
56	6.781	11.156
57	6.561	10.940
58	6.561	10.935
59	7.012	11.660
60	6.559	10.924
61	6.777	11.271
62	6.558	10.912
63	6.776	11.260
64	6.556	10.902
65	6.556	10.897
66	6.774	11.243
67	6.554	10.886
68	6.772	11.231
69	6.553	10.876
70	6.552	10.870
71	7.253	11.989
72	6.551	10.859
73	6.768	11.203
74	6.549	10.848
75	6.767	11.192
76	6.548	10.838
77	6.547	10.832
78	6.765	11.175
79	6.546	10.822
80	6.763	11.163
81	6.544	10.811

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.3300%, 6-Month LIBOR stays at 1.3300%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap Contract.



Aggregate (ARM and Fixed - $499,999,644)

Summary of Loans in Statistic Calculation Pool

(As of Calculation Date)

		Range		
Total Number of Loans	3,138			
Total Outstanding Loan Balance	$499,999,644			
Average Loan Balance	$159,337	$1,537	to	$583,444
WA Mortgage Rate	7.593%	4.490%	to	12.610%
Net WAC	6.500%	2.851%	to	12.101%
ARM Characteristics				
WA Gross Margin	6.675%	2.480%	to	10.620%
WA Months to First Roll	23	11	to	57
WA First Periodic Cap	2.500%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.152%	1.000%	to	1.500%
WA Lifetime Cap	13.965%	10.490%	to	19.610%
WA Lifetime Floor	7.297%	2.480%	to	11.890%
WA Original Term (months)	355	60	to	360
WA Remaining Term (months)	351	55	to	358
WA LTV	80.87%	10.00%	to	100.00%
WA FICO	625			
Percentage of Pool with Prepayment Penalties at Loan Orig	87.44%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 36.33%	SFR: 78.12%	FULL DOC: 67.05%	RFCO: 60.77%	OOC: 96.65%	A: 66.47%	0: 12.56%
IL: 6.52%	PUD: 11.05%	STATED: 31.06%	PURCH: 28.65%	NOO: 2.98%	A-: 17.41%	12: 4.35%
FL: 4.98%	CONDO: 5.92%	SIMPLE: 1.89%	REFI: 10.58%	2ND: 0.36%	B: 9.92%	24: 44.63%
OH: 3.65%	2 FAM: 2.59%				C: 5.46%	30: 0.38%
MI: 3.02%	3 FAM: 0.96%				C-: 0.58%	36: 37.54%
					D: 0.16%	48: 0.09%
						60: 0.45%

Aggregate (ARM and Fixed - $499,999,644)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/28 LIBOR	1,814	$288,216,277	57.64
3/27 LIBOR	619	$104,115,106	20.82
5/25 LIBOR	3	$752,708	0.15
FIXED 5YR	1	$74,432	0.01
FIXED 9YR	1	$43,285	0.01
FIXED 10YR	7	$297,913	0.06
FIXED 15YR	67	$6,377,836	1.28
FIXED 20YR	25	$2,490,919	0.50
FIXED 22YR	1	$64,906	0.01
FIXED 25YR	3	$582,239	0.12
FIXED 30YR	563	$92,397,118	18.48
FIX30/15 BAL	34	$4,586,905	0.92
	3,138	$499,999,644	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	10	$205,262	0.04
$ 25,000.01 to $50,000	109	$4,609,296	0.92
$ 50,000.01 to $75,000	334	$21,206,672	4.24
$ 75,000.01 to $100,000	443	$39,105,205	7.82
$100,000.01 to $150,000	882	$109,527,479	21.91
$150,000.01 to $200,000	584	$101,484,698	20.30
$200,000.01 to $250,000	317	$70,622,980	14.12
$250,000.01 to $300,000	184	$50,164,161	10.03
$300,000.01 to $350,000	130	$42,302,574	8.46
$350,000.01 to $400,000	74	$27,657,375	5.53
$400,000.01 to $450,000	33	$14,033,585	2.81
$450,000.01 to $500,000	26	$12,457,483	2.49
$500,000.01 to $550,000	7	$3,754,013	0.75
$550,000.01 to $600,000	5	$2,868,861	0.57
	3,138	$499,999,644	100.00

Aggregate (ARM and Fixed - $499,999,644)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.001 - 4.500	1	$265,422	0.05
4.501 - 5.000	1	$286,197	0.06
5.001 - 5.500	31	$5,645,972	1.13
5.501 - 6.000	125	$25,299,587	5.06
6.001 - 6.500	262	$52,802,342	10.56
6.501 - 7.000	505	$97,123,742	19.42
7.001 - 7.500	459	$79,061,589	15.81
7.501 - 8.000	594	$88,557,712	17.71
8.001 - 8.500	396	$56,847,039	11.37
8.501 - 9.000	393	$52,960,575	10.59
9.001 - 9.500	165	$19,614,553	3.92
9.501 - 10.000	117	$12,742,630	2.55
10.001 - 10.500	49	$4,947,043	0.99
10.501 - 11.000	26	$2,547,409	0.51
11.001 - 11.500	9	$614,322	0.12
11.501 - 12.000	4	$630,364	0.13
12.501 - 13.000	1	$53,146	0.01
	3,138	$499,999,644	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	9	$415,631	0.08
121 - 180	102	$11,119,006	2.22
181 - 300	29	$3,138,064	0.63
301 - 360	2,998	$485,326,942	97.07
	3,138	$499,999,644	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	79	$7,408,261	1.48
50.01-55.00	39	$5,158,083	1.03
55.01-60.00	66	$9,486,997	1.90
60.01-65.00	92	$13,047,170	2.61

Aggregate (ARM and Fixed - $499,999,644)

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
65.01-70.00	150	$26,561,726	5.31
70.01-75.00	278	$44,991,546	9.00
75.01-80.00	1,081	$179,152,758	35.83
80.01-85.00	483	$78,267,570	15.65
85.01-90.00	547	$88,176,450	17.64
90.01-95.00	223	$34,935,005	6.99
95.01-100.00	100	$12,814,078	2.56
	3,138	$499,999,644	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	2	$144,733	0.03
AZ	111	$14,981,369	3.00
AR	12	$869,544	0.17
CA	801	$181,626,578	36.33
CO	77	$12,683,281	2.54
CT	22	$3,386,039	0.68
DE	10	$1,521,601	0.30
DC	1	$209,832	0.04
FL	207	$24,878,655	4.98
GA	49	$6,452,117	1.29
HI	7	$1,909,221	0.38
ID	12	$1,451,541	0.29
IL	213	$32,609,934	6.52
IN	100	$8,791,428	1.76
IA	12	$1,147,073	0.23
KS	20	$2,096,679	0.42
KY	38	$3,836,219	0.77
LA	16	$1,786,002	0.36
ME	1	$113,467	0.02
MD	49	$10,546,863	2.11
MA	41	$9,485,023	1.90
MI	124	$15,115,384	3.02
MN	70	$11,332,356	2.27
MS	15	$1,754,796	0.35
MO	75	$8,377,866	1.68

Aggregate (ARM and Fixed - $499,999,644)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MT	5	$593,554	0.12
NE	14	$1,378,967	0.28
NV	55	$7,571,744	1.51
NH	5	$519,926	0.10
NJ	75	$13,861,203	2.77
NM	3	$522,159	0.10
NY	40	$7,897,812	1.58
NC	85	$10,478,146	2.10
ND	3	$268,975	0.05
OH	168	$18,231,626	3.65
OK	8	$920,217	0.18
OR	43	$6,760,859	1.35
PA	83	$9,723,502	1.94
RI	15	$2,058,006	0.41
SC	45	$4,954,370	0.99
SD	2	$264,363	0.05
TN	58	$6,776,912	1.36
TX	110	$13,882,041	2.78
UT	26	$3,453,451	0.69
VA	89	$14,455,421	2.89
WA	64	$11,958,495	2.39
WV	6	$374,070	0.07
WI	50	$5,892,835	1.18
WY	1	$93,389	0.02
	3,138	$499,999,644	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	4	$563,386	0.11
781 - 800	15	$2,922,187	0.58
761 - 780	35	$8,529,516	1.71
741 - 760	45	$8,656,882	1.73
721 - 740	68	$13,106,358	2.62
701 - 720	97	$16,527,153	3.31
681 - 700	118	$20,889,439	4.18
661 - 680	267	$44,134,520	8.83

Aggregate (ARM and Fixed - $499,999,644)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
641 - 660	408	$68,413,552	13.68
621 - 640	478	$78,061,939	15.61
601 - 620	432	$71,342,665	14.27
581 - 600	379	$54,564,829	10.91
561 - 580	338	$47,002,875	9.40
541 - 560	259	$36,322,836	7.26
521 - 540	140	$20,355,614	4.07
501 - 520	52	$8,325,931	1.67
500 or Less	1	$151,468	0.03
NOT SCORED	2	$128,493	0.03
	3,138	$499,999,644	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	2,504	$390,605,479	78.12
PUD	293	$55,243,759	11.05
CONDO	202	$29,606,554	5.92
2 FAM	75	$12,938,499	2.59
3 FAM	24	$4,821,756	0.96
4 FAM	10	$2,456,548	0.49
PUDA	11	$1,622,273	0.32
MANUF	12	$1,420,777	0.28
HI CONDO	7	$1,283,998	0.26
	3,138	$499,999,644	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,922	$303,852,784	60.77
PURCH	876	$143,234,122	28.65
REFI	340	$52,912,738	10.58
	3,138	$499,999,644	100.00

Aggregate (ARM and Fixed - $499,999,644)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,000	$483,274,373	96.65
NOO	131	$14,902,566	2.98
2ND HM	7	$1,822,705	0.36
	3,138	$499,999,644	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,248	$335,229,652	67.05
STATED	841	$155,309,101	31.06
SIMPLE	49	$9,460,891	1.89
	3,138	$499,999,644	100.00

Gross Margin
(Excludes 702 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	1	$251,932	0.06
3.001 - 4.000	7	$830,526	0.21
4.001 - 5.000	70	$15,299,712	3.89
5.001 - 6.000	668	$123,676,504	31.46
6.001 - 7.000	791	$130,711,579	33.25
7.001 - 8.000	515	$73,219,836	18.63
8.001 - 9.000	292	$38,370,435	9.76
9.001 - 10.000	78	$9,140,742	2.33
10.001 - 11.000	14	$1,582,826	0.40
	2,436	$393,084,090	100.00

Aggregate (ARM and Fixed - $499,999,644)

Next Rate Adjustment Date
(Excludes 702 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/02	1	$102,428	0.03
03/04	1	$128,055	0.03
04/04	1	$51,697	0.01
05/04	2	$281,808	0.07
06/04	6	$1,002,772	0.26
07/04	5	$550,015	0.14
08/04	3	$497,576	0.13
09/04	146	$17,108,808	4.35
10/04	432	$64,080,080	16.30
11/04	578	$85,226,041	21.68
12/04	318	$57,020,155	14.51
01/05	265	$50,607,845	12.87
02/05	57	$11,666,642	2.97
05/05	3	$267,395	0.07
07/05	2	$122,909	0.03
08/05	2	$278,452	0.07
09/05	6	$749,093	0.19
10/05	18	$2,894,638	0.74
11/05	115	$19,198,628	4.88
12/05	331	$56,207,684	14.30
01/06	101	$17,199,250	4.38
02/06	40	$7,089,410	1.80
12/07	1	$458,154	0.12
01/08	2	$294,553	0.07
	2,436	$393,084,090	100.00

Range of Months to Roll
(Excludes 702 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	1	$128,055	0.03
13 - 18	351	$50,535,893	12.86
19 - 24	1,462	$237,552,328	60.43
25 - 31	74	$13,572,174	3.45
32 - 37	545	$90,542,932	23.03

Aggregate (ARM and Fixed - $499,999,644)

Range of Months to Roll
(Excludes 702 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
56 - 61	3	$752,708	0.19
	2,436	$393,084,090	100.00

Lifetime Rate Cap
(Excludes 702 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 10.500	1	$265,422	0.07
10.501 - 11.000	2	$744,351	0.19
11.001 - 11.500	28	$4,689,053	1.19
11.501 - 12.000	94	$15,850,386	4.03
12.001 - 12.500	156	$28,466,671	7.24
12.501 - 13.000	262	$50,772,154	12.92
13.001 - 13.500	259	$44,942,364	11.43
13.501 - 14.000	420	$67,528,540	17.18
14.001 - 14.500	371	$61,043,506	15.53
14.501 - 15.000	394	$57,202,906	14.55
15.001 - 15.500	177	$25,327,250	6.44
15.501 - 16.000	139	$19,293,389	4.91
16.001 - 16.500	59	$8,163,437	2.08
16.501 - 17.000	39	$5,074,275	1.29
17.000 - 17.500	16	$1,628,431	0.41
17.501 - 18.000	14	$1,615,187	0.41
18.001 - 18.500	3	$243,856	0.06
18.501 - 19.000	1	$179,765	0.05
19.501 - 20.000	1	$53,146	0.01
	2,436	$393,084,090	100.00

Initial Periodic Rate Cap
(Excludes 702 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	2	$249,709	0.06
1.500	641	$119,779,310	30.47

Aggregate (ARM and Fixed - $499,999,644)

Initial Periodic Rate Cap (Excludes 702 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	96	$16,912,870	4.30
3.000	1,696	$255,910,865	65.10
5.000	1	$231,336	0.06
	2,436	$393,084,090	100.00

Subsequent Periodic Rate Cap (Excludes 702 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,795	$273,304,780	69.53
1.500	641	$119,779,310	30.47
	2,436	$393,084,090	100.00

Lifetime Rate Floor (Excludes 702 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	21	$3,962,017	1.01
5.001 - 6.000	301	$56,492,901	14.37
6.001 - 7.000	654	$121,588,425	30.93
7.001 - 8.000	780	$120,770,352	30.72
8.001 - 9.000	472	$65,512,648	16.67
9.001 - 10.000	156	$19,033,292	4.84
10.001 - 11.000	42	$4,679,311	1.19
11.001 - 12.000	10	$1,045,144	0.27
	2,436	$393,084,090	100.00



Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	2,369			
Total Outstanding Loan Balance	$386,686,462			
Average Loan Balance	$163,228	$20,612	to	$583,444
WA Mortgage Rate	7.576%	4.490%	to	12.610%
Net WAC	6.480%	3.211%	to	12.101%
ARM Characteristics				
WA Gross Margin	6.694%	2.480%	to	10.620%
WA Months to First Roll	23	11	to	57
WA First Periodic Cap	2.493%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.159%	1.000%	to	1.500%
WA Lifetime Cap	13.951%	10.490%	to	19.610%
WA Lifetime Floor	7.327%	2.480%	to	11.890%
WA Original Term (months)	355	60	to	360
WA Remaining Term (months)	350	55	to	358
WA LTV	80.98%	17.86%	to	100.00%
WA FICO	627			
Percentage of Pool with Prepayment Penalties at Loan Orig	87.87%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 37.24%	SFR: 77.85%	FULL DOC: 67.25%	RFCO: 59.18%	OOC: 96.93%	A: 68.43%	0: 12.13%
IL: 6.04%	PUD: 11.67%	STATED: 31.22%	PURCH: 30.20%	NOO: 2.67%	A-: 16.32%	12: 4.09%
FL: 4.54%	CONDO: 5.62%	SIMPLE: 1.53%	REFI: 10.62%	2ND: 0.39%	B: 9.58%	24: 42.14%
OH: 3.60%	2 FAM: 2.40%				C: 5.00%	30: 0.36%
AZ: 3.03%	3 FAM: 0.94%				C-: 0.53%	36: 40.70%
					D: 0.13%	48: 0.09%
						60: 0.50%

Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/28 LIBOR	1,312	$208,993,480	54.05
3/27 LIBOR	495	$87,018,951	22.50
5/25 LIBOR	3	$752,708	0.19
FIXED 5YR	1	$74,432	0.02
FIXED 10YR	3	$105,422	0.03
FIXED 15YR	52	$5,145,569	1.33
FIXED 20YR	19	$1,975,136	0.51
FIXED 22YR	1	$64,906	0.02
FIXED 25YR	2	$532,767	0.14
FIXED 30YR	455	$78,177,644	20.22
FIX30/15 BAL	26	$3,845,446	0.99
	2,369	$386,686,462	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	4	$91,800	0.02
$ 25,000.01 to $50,000	77	$3,270,412	0.85
$ 50,000.01 to $75,000	258	$16,455,300	4.26
$ 75,000.01 to $100,000	338	$29,777,001	7.70
$100,000.01 to $150,000	659	$81,674,384	21.12
$150,000.01 to $200,000	421	$72,806,190	18.83
$200,000.01 to $250,000	225	$50,246,000	12.99
$250,000.01 to $300,000	131	$35,542,618	9.19
$300,000.01 to $350,000	113	$36,916,934	9.55
$350,000.01 to $400,000	73	$27,259,364	7.05
$400,000.01 to $450,000	33	$14,033,585	3.63
$450,000.01 to $500,000	25	$11,989,999	3.10
$500,000.01 to $550,000	7	$3,754,013	0.97
$550,000.01 to $600,000	5	$2,868,861	0.74
	2,369	$386,686,462	100.00

Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.001 - 4.500	1	$265,422	0.07
4.501 - 5.000	1	$286,197	0.07
5.001 - 5.500	21	$3,982,847	1.03
5.501 - 6.000	103	$21,812,687	5.64
6.001 - 6.500	197	$41,733,964	10.79
6.501 - 7.000	386	$77,517,856	20.05
7.001 - 7.500	342	$59,466,785	15.38
7.501 - 8.000	433	$66,191,565	17.12
8.001 - 8.500	278	$39,867,450	10.31
8.501 - 9.000	313	$42,543,329	11.00
9.001 - 9.500	134	$16,300,495	4.22
9.501 - 10.000	94	$9,951,253	2.57
10.001 - 10.500	38	$4,176,558	1.08
10.501 - 11.000	18	$1,754,744	0.45
11.001 - 11.500	6	$431,531	0.11
11.501 - 12.000	3	$350,632	0.09
12.501 - 13.000	1	$53,146	0.01
	2,369	$386,686,462	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	4	$179,854	0.05
121 - 180	79	$9,145,281	2.37
181 - 300	22	$2,572,809	0.67
301 - 360	2,264	$374,788,517	96.92
	2,369	$386,686,462	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	54	$5,691,138	1.47
50.01-55.00	31	$4,253,446	1.10
55.01-60.00	42	$6,442,645	1.67
60.01-65.00	67	$9,119,119	2.36

Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
65.01-70.00	107	$19,186,300	4.96
70.01-75.00	211	$34,783,788	9.00
75.01-80.00	845	$145,828,767	37.71
80.01-85.00	342	$56,675,859	14.66
85.01-90.00	407	$67,416,546	17.43
90.01-95.00	164	$24,591,288	6.36
95.01-100.00	99	$12,697,567	3.28
	2,369	$386,686,462	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	2	$144,733	0.04
AZ	86	$11,719,039	3.03
AR	9	$586,871	0.15
CA	613	$144,003,401	37.24
CO	61	$10,173,168	2.63
CT	18	$2,681,550	0.69
DE	9	$1,369,271	0.35
DC	1	$209,832	0.05
FL	145	$17,551,320	4.54
GA	49	$6,452,117	1.67
HI	5	$1,215,201	0.31
ID	11	$1,299,934	0.34
IL	151	$23,351,138	6.04
IN	73	$6,257,424	1.62
IA	8	$730,333	0.19
KS	16	$1,595,093	0.41
KY	34	$3,380,013	0.87
LA	10	$906,364	0.23
MD	39	$9,033,433	2.34
MA	31	$7,222,810	1.87
MI	93	$11,332,455	2.93
MN	45	$7,235,585	1.87
MS	7	$962,675	0.25
MO	65	$7,592,510	1.96
MT	4	$474,612	0.12



Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NE	9	$940,191	0.24
NV	38	$5,290,963	1.37
NH	3	$356,488	0.09
NJ	56	$10,852,874	2.81
NM	3	$522,159	0.14
NY	25	$5,130,791	1.33
NC	64	$7,950,860	2.06
ND	2	$182,349	0.05
OH	126	$13,928,402	3.60
OK	6	$817,451	0.21
OR	35	$5,759,859	1.49
PA	58	$7,049,232	1.82
RI	14	$1,940,994	0.50
SC	38	$4,246,508	1.10
SD	2	$264,363	0.07
TN	47	$5,609,144	1.45
TX	80	$10,350,014	2.68
UT	14	$1,854,373	0.48
VA	68	$11,484,830	2.97
WA	49	$9,492,437	2.45
WV	6	$374,070	0.10
WI	40	$4,713,838	1.22
WY	1	$93,389	0.02
	2,369	$386,686,462	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$179,620	0.05
781 - 800	11	$2,420,512	0.63
761 - 780	27	$7,544,801	1.95
741 - 760	34	$7,374,411	1.91
721 - 740	38	$8,967,188	2.32
701 - 720	68	$11,802,615	3.05
681 - 700	86	$15,945,173	4.12
661 - 680	219	$37,478,632	9.69
641 - 660	339	$58,073,869	15.02



Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 - 640	370	$61,066,793	15.79
601 - 620	319	$53,828,750	13.92
581 - 600	283	$40,811,356	10.55
561 - 580	241	$33,492,833	8.66
541 - 560	194	$26,948,762	6.97
521 - 540	102	$14,949,262	3.87
501 - 520	34	$5,521,922	1.43
500 or Less	1	$151,468	0.04
NOT SCORED	2	$128,493	0.03
	2,369	$386,686,462	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,887	$301,054,123	77.85
PUD	229	$45,145,314	11.67
CONDO	146	$21,735,682	5.62
2 FAM	54	$9,281,391	2.40
3 FAM	19	$3,616,460	0.94
4 FAM	6	$1,678,064	0.43
PUDA	9	$1,470,653	0.38
MANUF	12	$1,420,777	0.37
HI CONDO	7	$1,283,998	0.33
	2,369	$386,686,462	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,417	$228,837,286	59.18
PURCH	700	$116,765,338	30.20
REFI	252	$41,083,837	10.62
	2,369	$386,686,462	100.00

Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,273	$374,819,455	96.93
NOO	90	$10,343,858	2.67
2ND HM	6	$1,523,148	0.39
	2,369	$386,686,462	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,700	$260,036,143	67.25
STATED	637	$120,731,093	31.22
SIMPLE	32	$5,919,225	1.53
	2,369	$386,686,462	100.00

Gross Margin
(Excludes 559 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	1	$251,932	0.08
3.001 - 4.000	3	$316,062	0.11
4.001 - 5.000	55	$12,688,602	4.28
5.001 - 6.000	498	$94,951,397	32.00
6.001 - 7.000	557	$94,379,681	31.80
7.001 - 8.000	359	$50,830,290	17.13
8.001 - 9.000	245	$32,623,608	10.99
9.001 - 10.000	78	$9,140,742	3.08
10.001 - 11.000	14	$1,582,826	0.53
	1,810	$296,765,139	100.00

Next Rate Adjustment Date
(Excludes 559 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/02	1	$102,428	0.03
03/04	1	$128,055	0.04

Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Next Rate Adjustment Date
(Excludes 559 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
05/04	2	$281,808	0.09
06/04	6	$1,002,772	0.34
07/04	5	$550,015	0.19
08/04	3	$497,576	0.17
09/04	113	$12,989,651	4.38
10/04	327	$48,415,439	16.31
11/04	436	$64,725,127	21.81
12/04	201	$36,949,471	12.45
01/05	171	$33,289,167	11.22
02/05	47	$10,169,617	3.43
05/05	2	$147,161	0.05
07/05	1	$61,285	0.02
08/05	1	$147,142	0.05
09/05	6	$749,093	0.25
10/05	15	$2,401,546	0.81
11/05	94	$16,594,713	5.59
12/05	276	$49,025,061	16.52
01/06	72	$12,793,533	4.31
02/06	27	$4,991,771	1.68
12/07	1	$458,154	0.15
01/08	2	$294,553	0.10
	1,810	$296,765,139	100.00

Range of Months to Roll
(Excludes 559 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	1	$128,055	0.04
13 - 18	280	$40,439,255	13.63
19 - 24	1,031	$168,426,169	56.75
25 - 31	65	$12,157,363	4.10
32 - 37	430	$74,861,588	25.23
56 - 61	3	$752,708	0.25
	1,810	$296,765,139	100.00

Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Lifetime Rate Cap
(Excludes 559 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 10.500	1	$265,422	0.09
10.501 - 11.000	2	$744,351	0.25
11.001 - 11.500	19	$3,277,530	1.10
11.501 - 12.000	73	$12,617,720	4.25
12.001 - 12.500	120	$22,668,877	7.64
12.501 - 13.000	197	$40,216,960	13.55
13.001 - 13.500	176	$30,776,006	10.37
13.501 - 14.000	302	$49,187,191	16.57
14.001 - 14.500	267	$44,946,558	15.15
14.501 - 15.000	315	$46,368,827	15.62
15.001 - 15.500	138	$19,724,168	6.65
15.501 - 16.000	107	$14,305,063	4.82
16.001 - 16.500	42	$5,897,652	1.99
16.501 - 17.000	24	$2,984,345	1.01
17.000 - 17.500	12	$1,381,908	0.47
17.501 - 18.000	10	$925,793	0.31
18.001 - 18.500	3	$243,856	0.08
18.501 - 19.000	1	$179,765	0.06
19.501 - 20.000	1	$53,146	0.02
	1,810	$296,765,139	100.00

Initial Periodic Rate Cap
(Excludes 559 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1	$63,217	0.02
1.500	493	$94,401,822	31.81
2.000	55	$9,306,387	3.14
3.000	1,260	$192,762,376	64.95
5.000	1	$231,336	0.08
	1,810	$296,765,139	100.00



Loan Group 2 (Conforming and NonConforming ARM and Fixed - $386,686,462)

Subsequent Periodic Rate Cap
(Excludes 559 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,317	$202,363,317	68.19
1.500	493	$94,401,822	31.81
	1,810	$296,765,139	100.00

Lifetime Rate Floor
(Excludes 559 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	15	$2,825,638	0.95
5.001 - 6.000	208	$40,145,628	13.53
6.001 - 7.000	479	$93,501,566	31.51
7.001 - 8.000	565	$88,234,891	29.73
8.001 - 9.000	367	$50,667,171	17.07
9.001 - 10.000	137	$17,064,721	5.75
10.001 - 11.000	32	$3,698,164	1.25
11.001 - 12.000	7	$627,359	0.21
	1,810	$296,765,139	100.00